Form 10-K, Exhibit 13
period 1996-12-27
JASON INC
filed 1997-03-27
CIK 813471

                                                               EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS
---------------------
1996 COMPARED TO 1995
---------------------

     Sales for 1996 increased by 9% from $407,412,000 in 1995 to $443,406,000.
Sales of power generation products increased by 15% from $132,213,000 to $151,730,000. Sales of motor vehicle products increased by 8% from $145,463,000 to $157,276,000. Sales of industrial products increased by 4% from $129,736,000 to $134,400,000.
     The power generation backlog at the beginning of 1996 was $69 million compared to $74 million a year earlier. Bookings of new orders were up 28% in 1996 compared to 1995 from $127 million to $163 million. Sales were $152 million for 1996 compared to $132 million for 1995 leaving the backlog at the end of 1996 at $80 million compared to $69 million a year ago. Bookings for the year, as well as the year end backlog, were up even though there has been a continuing weakness in the U.S. power generation market. Overseas demand for the Company's power generation products was strong throughout the year and there are still many promising booking prospects. The Company has been able to capitalize on its ability to market and produce its products at numerous foreign locations.
     The increase in motor vehicle products sales in 1996 is a result of an increase in the Company's sales content per vehicle produced in the automotive industry and an increase in sales of motorcycle seating and accessories to Harley-Davidson. The U.S. automobile industry built 2% fewer vehicles in 1996 than last year, however, the sales dollar content per vehicle improved in 1996 due to an increase in sales of the Company's moldable fiber insulation product, Marabond(R). The U.S. automotive industry has announced a production schedule for the first quarter of 1997 that is above the production level in the first quarter of 1996. Dealer inventories at the end of 1996 are down to 69 days compared to 73 days at the end of 1995. Whether or not the industry will build the number of units called for in the schedule depends on retail vehicle sales during the first quarter of 1997.
     The increase in industrial products sales is principally due to an improvement in the JacksonLea buff and compound business but also in the Koller precision components operations and the Osborn brush business.
     Operating income declined in 1996 from $29,679,000 in 1995 to $23,927,000 due to lower power generation earnings. Operating income for the power generation products segment declined from $9,570,000 in 1995 to $2,069,000. This decrease in power generation segment operating income is a result of lower price levels, new product introductions, complexities involved on certain foreign projects and costs involved in gearing up to handle a rapid increase in bookings and backlog.
     Operating income for the motor vehicle products segment improved from $13,992,000 in 1995 to $14,481,000 due primarily to an improvement in operating income for the Milsco seating business which is a result of a higher level of sales of motorcycle seating and accessories to Harley-Davidson. Operating income for the automotive businesses were about the same as last year even though sales volume was 6% higher. Continuing price level pressure was the primary reason for the lower operating income percentage for the automotive operations.
     Operating income for the industrial products segment improved from $8,159,000 in 1995 to $9,473,000. This increase in operating income was primarily a result of improved volume and profitability at JacksonLea, as well as modest increases at both Osborn and Koller.
     Corporate expenses increased in 1996 from $2,042,000 in 1995 to $2,096,000. This increase is primarily due to an increase in salaries and other expenses.
     Interest expense decreased in 1996 from $9,932,000 in 1995 to $9,624,000. This decrease in interest expense is a result of lower average debt outstanding and slightly lower interest rates.
     Other income for 1996 represents deferred financing cost amortization more than offset by royalty income from foreign licensees of the Company's industrial products. Other expense for 1995 represents deferred financing cost amortization and peso devaluation losses, partially offset by royalty income.
     The Company's effective income tax rate for 1996 was 39% as compared to 41.1% and 41.4% in 1995 and 1994, respectively. This decrease in the effective income tax rate in 1996 was due principally to an increase in international profits resulting in a lower overall tax rate.

RESULTS OF OPERATIONS
---------------------
1995 COMPARED TO 1994
---------------------

     Sales for 1995 increased by 14% from $356,638,000 in 1994 to $407,412,000.
Sales of power generation products were about equal to the prior year, increasing slightly from $132,205,000 to $132,213,000. Sales of motor vehicle products increased by 44% from $100,816,000 to $145,463,000. Sales of industrial products increased by 5% from $123,617,000 to $129,736,000.
     Power generation sales were about equal to the prior year even though 1995 included a full year for Deltak, a manufacturer of heat recovery steam generators and specialty boilers acquired January 31, 1994,

                            ---------------------
                            JASON INCORPORATED 14
                            ---------------------

---------------------------------------------------------------
                        DECEMBER 27    DECEMBER 29  DECEMBER 30
---------------------------------------------------------------
                           1996           1995         1994
---------------------------------------------------------------
Net Sales:
Power generation
  products .........         $151,730     $132,213     $132,205
Motor vehicle
  products .........          157,276      145,463      100,816
Industrial
  products .........          134,400      129,736      123,617
                             $443,406     $407,412     $356,638

Operating Income:
Power generation
  products .........         $  2,069       $9,570     $  9,123
Motor vehicle
  products .........           14,481       13,992       12,422
Industrial
  products .........            9,473        8,159        6,987
                               26,023       31,721       28,532
Corporate and
  other expenses ...           (2,096)      (2,042)      (1,689)
                             $ 23,927     $ 29,679     $ 26,843

Depreciation and Amortization:
Power generation
  products .........         $  3,748     $  3,744     $  3,472
Motor vehicle
  products .........            6,801        6,976        4,717
Industrial
  products .........            6,041        6,682        6,234
Corporate ..........              657          799          548
                             $ 17,247     $ 18,201     $ 14,971

Identifiable Assets:
Power generation
  products .........         $ 85,822     $ 73,461     $ 75,726
Motor vehicle
  products .........          123,287       94,132       43,901
Industrial
  products .........          101,910      101,539      104,111
Corporate ..........           12,107       10,395        9,803
                             $323,126     $279,527     $233,541

Capital Expenditures:
Power generation
  products .........         $  1,318     $  2,472     $  2,149
Motor vehicle
  products .........           11,964        9,249        8,345
Industrial
  products .........            4,398        4,216        3,895
Corporate ..........                3           22           19
                             $ 17,683     $ 15,959     $ 14,408


compared to eleven months in 1994. Including Deltak for a full year in 1994 would result in power generation sales of $137,233,000 compared to $132,213,000 in 1995, a decrease of 4%. The power generation backlog at the beginning of 1995 was $74 million compared to $104 million a year earlier. Bookings were up 18% in 1995 compared to 1994 from $108 million to $127 million. Sales were $132 million for 1995 compared to $137 million for 1994 leaving the backlog at the end of 1995 at $69 million compared to $74 million in the prior year. Backlog was down from the prior year as a result of a continuing weakness in the U.S. power generation market and delays of several large overseas booking prospects caused by financing, contract terms and other factors.
     The increase in motor vehicle products sales in 1995 was primarily a result of the inclusion of Milsco Manufacturing, acquired on January 3, 1995. Excluding Milsco, sales for the segment were down 1% compared to last year. The U.S. automobile industry built 2% fewer vehicles in 1995 than in 1994, however, the sales dollar content per vehicle improved in 1995 due to an increase in sales of the Company's moldable fiber insulation product, Marabond(R).
     The increase in industrial products sales was a result of an improvement in the Koller precision components operations as well as an improvement in the Osborn brush business. Sales for the JacksonLea buff and compound business were about the same as the prior year.
     Operating income improved in 1995 from $26,843,000 in 1994 to $29,679,000. Operating income for the power generation products segment improved from $9,123,000 in 1994 to $9,570,000. This improvement in power generation segment operating income was a result of a mix of higher margin projects for exhaust systems and dampers which more than offset a mix of lower margin projects for heat recovery steam generators.
     Operating income for the motor vehicle products segment improved from $12,422,000 in 1994 to $13,992,000 due to the addition of Milsco, acquired January 3, 1995. Excluding Milsco, segment operating income declined from $12,422,000 last year to $7,563,000 due to lower automotive industry production levels, downward pressure on price levels, a less profitable product mix at Sackner Products, rising material costs, start-up costs associated with a new facility and lower earnings from the Mexican joint venture due to the peso devaluation and its effect on the Mexican economy.
     Operating income for the industrial products segment improved from $6,987,000 in 1994 to $8,159,000. This increase in operating income was a result of improved volume and profitability at the Osborn brush and Koller precision components operations, offset by higher material costs at the Company's JacksonLea operation.


                            ---------------------
                            JASON INCORPORATED 15
                            ---------------------

     Corporate expenses increased in 1995 from $1,689,000 in 1994 to $2,042,000. This increase was primarily due to an increase in salaries and other expenses.
     Interest expense increased in 1995 from $7,313,000 in 1994 to $9,932,000. This increase in interest expense was a result of increased borrowings made in connection with the acquisition of Milsco Manufacturing on January 3, 1995 ($45.5 million purchase price).
     Other expense for 1995 represented deferred financing cost amortization and peso devaluation losses, partially offset by royalty income from foreign licensees of the Company's industrial products. Other expense for 1994 represented deferred financing cost amortization offset by royalty income.
     The Company's effective income tax rate for 1995 was 41.1% as compared to 41.4% and 38.8% in 1994 and 1993, respectively. This increase in the effective income tax rate in 1994 was due principally to non deductible goodwill resulting from recent acquisitions.

LIQUIDITY AND CAPITAL RESOURCES
     During 1996, the Company satisfied the capital requirements of its operations with internally generated funds and additional borrowings under its revolving loan agreement with its banks. For the foreseeable future, the Company believes it will generate funds from operations to meet the capital requirements of its existing operations. As of December 27, 1996 the Company had available unused borrowing capacity of $35 million under its bank revolving loan facility.
     During 1995, the Company satisfied the capital requirements of its operations with internally generated funds. In the first quarter of 1995, the purchase price for Milsco amounting to $45.5 million was financed by an extension of the Company's bank revolving loan facility and $17 million of proceeds from the issuance of convertible notes to several of the former shareholders of Milsco. In May 1995, the Company completed a $20 million private debt placement with an insurance company, the proceeds of which were used to pay down the revolving loan. The revolving loan commitment was then reduced from $115 million to $95 million.
     During 1996, working capital increased by $18,367,000 from $47,670,000 at December 29, 1995 to $66,037,000 at December 27, 1996. This increase was a result of strong bookings in power generation requiring an increase in working capital for new jobs in progress plus working capital acquired in connection with the acquisition of Suroflex GmbH on October 31, 1996. During 1996, the Company generated $6,899,000 in cash from operations. The Company anticipates generating higher cash flow from operations during 1997.
     In 1996 and 1995, the Company made capital expenditures of $17,683,000 and $15,959,000, respectively. The major 1996 expenditures were in the motor vehicle segment for equipment to support new Marabond(R) programs at Janesville Products and for plant and office additions to support an increased level of business at Milsco. The major 1995 expenditures were in the motor vehicle products segment for equipment at Janesville Products to support new molded Marabond(R) programs and to improve efficiency and at Koller, Milsco and Sackner to support new programs at those locations. No significant commitments were outstanding as of December 27, 1996.

SEASONALITY
     U.S. auto makers traditionally shut down for the annual model changeover in the third quarter. In addition, adjustments to production schedules are made throughout the year based on retail auto sales and the level of dealer inventories. These seasonal patterns affect the Company's motor vehicle products operations most significantly but also have somewhat of an impact on industrial products due to the effect on automotive suppliers which use the Company's industrial products.

FORWARD LOOKING STATEMENTS
     Statements in this Annual Report regarding the future performance of the Company or management's opinions or beliefs constitute forward-looking statements which are subject to certain risks and uncertainties that could cause actual future results and developments to differ materially from those currently projected. Such risks and uncertainties include, but are not limited to, the effectiveness of tighter management controls in the Power Generation business, the timing of the Company's new product introductions and market receptivity to such products, changes in auto maker production schedules, delays in customer delivery requirements and general economic conditions in the Company's market segments.


                            ---------------------
                            JASON INCORPORATED 16
                            ---------------------

CONSOLIDATED STATEMENTS OF INCOME


(in thousands except per share data)                              FOR THE YEAR ENDED
--------------------------------------------------------------------------------------------
                                                     DECEMBER 27  DECEMBER 29    DECEMBER 30
--------------------------------------------------------------------------------------------
                                                         1996         1995          1994
--------------------------------------------------------------------------------------------
Net sales ........................................      $443,406     $407,412    $356,638
Cost of sales ....................................       357,552      319,188     279,003
Gross profit .....................................        85,854       88,224      77,635
Selling and administrative expenses ..............        61,927       58,545      50,792
Operating income .................................        23,927       29,679      26,843
Interest expense .................................        (9,624)      (9,932)     (7,313)
Other income (expense) ...........................           231         (185)       (208)

Income before income taxes and cumulative
 effect of change in accounting principle ........        14,534       19,562      19,322
Provision for income taxes .......................        (5,668)      (8,031)     (7,995)

Income before cumulative effect of change
 in accounting principle .........................         8,866       11,531      11,327
Cumulative effect of change in accounting
 principle, net of income taxes (Note 10).........            --           --        (212)

Net income .......................................        $8,866      $11,531     $11,115

Earnings per share:
 Income before cumulative effect of
  change in accounting principle .................          $.43         $.56        $.55
 Cumulative effect of change in
  accounting principle ...........................            --           --        (.01)

Net income .......................................          $.43         $.56        $.54



CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY

                                                                              FOREIGN
                                                       ADDITIONAL             CURRENCY
                                             COMMON   CONTRIBUTED RETAINED  TRANSLATION
(in thousands)                               STOCK      CAPITAL   EARNINGS   ADJUSTMENT  TOTAL
------------------------------------------------------------------------------------------------
Balance at December 31, 1993 ..............  $1,464      $17,633   $29,111        $ (34) $48,174
Net income ................................      --           --    11,115           --   11,115
Common stock private placement ............     136       14,636        --           --   14,772
Effect of exchange rates ..................      --           --        --          (76)     (76)
Stock split ...............................     402         (402)       --           --       --
Exercise of options .......................       6          380        --           --      386

Balance at December 30, 1994 ..............   2,008       32,247    40,226         (110)  74,371
Net income ................................      --           --    11,531           --   11,531
Effect of exchange rates ..................      --           --        --           36       36
Exercise of options .......................       5          275        --           --      280

Balance at December 29, 1995 ..............   2,013       32,522    51,757          (74)  86,218
Net income ................................      --           --     8,866           --    8,866
Effect of exchange rates ..................      --           --        --           28       28
Exercise of options .......................       3          149        --           --      152
Balance at December 27, 1996 ..............  $2,016      $32,671   $60,623        $ (46) $95,264



The accompanying notes are an integral part of the financial statements.

                            ---------------------
                            JASON INCORPORATED 17
                            ---------------------

CONSOLIDATED BALANCE SHEETS

ASSETS
(in thousands)
---------------------------------------------------------------------------------------------
                                                                    DECEMBER 27   DECEMBER 29
---------------------------------------------------------------------------------------------
                                                                       1996          1995
---------------------------------------------------------------------------------------------
CURRENT ASSETS
 Cash and cash equivalents ..........................................  $  2,978     $  1,890
 Accounts receivable -- net .........................................    61,483       54,819
 Inventories ........................................................    37,839       35,602
 Costs and earnings in excess of billings on uncompleted contracts ..    21,626        9,999
 Income taxes receivable ............................................     2,250           --
 Deferred income taxes ..............................................     7,795        8,045
 Other current assets ...............................................     6,029        4,179
  Total current assets ..............................................   140,000      114,534

PROPERTY, PLANT AND EQUIPMENT
 Cost ...............................................................   158,057      124,322
 Less -- accumulated depreciation ...................................   (66,624)     (55,512)
  Net property, plant and equipment .................................    91,433       68,810

INTANGIBLE ASSETS -- NET ............................................    89,876       94,171
OTHER ASSETS ........................................................     1,817        2,012
  Total non-current assets ..........................................    91,693       96,183
                                                                       $323,126     $279,527

LIABILITIES AND SHAREHOLDERS' EQUITY
(in thousands)
---------------------------------------------------------------------------------------------
                                                                    DECEMBER 27   DECEMBER 29
---------------------------------------------------------------------------------------------
                                                                       1996          1995
---------------------------------------------------------------------------------------------
CURRENT LIABILITIES
 Current portion of long-term debt ..................................  $  3,917     $  3,386
 Accounts payable ...................................................    31,397       27,361
 Accrued compensation and employee benefits .........................    13,050       12,553
 Accrued warranty ...................................................     4,434        3,289
 Accrued interest ...................................................     1,580        1,275
 Accrued income taxes ...............................................        --        1,968
 Billings in excess of costs and earnings on uncompleted contracts ..     9,570        8,995
 Other current liabilities ..........................................    10,015        8,037
  Total current liabilities .........................................    73,963       66,864

REVOLVING LOAN ......................................................    42,190       27,010
OTHER LONG-TERM DEBT ................................................    92,277       83,057
POSTRETIREMENT HEALTH AND OTHER BENEFITS ............................     5,985        5,868
DEFERRED INCOME TAXES ...............................................     8,544        8,062
OTHER LONG-TERM LIABILITIES .........................................     4,903        2,448
  Total liabilities .................................................   227,862      193,309

COMMITMENTS AND CONTINGENCIES (Note 7)
SHAREHOLDERS' EQUITY
 Common stock and additional contributed capital ....................    34,687       34,535
 Retained earnings ..................................................    60,623       51,757
 Foreign currency translation adjustment ............................       (46)         (74)
  Total shareholders' equity ........................................    95,264       86,218
                                                                       $323,126     $279,527



The accompanying notes are an integral part of the financial statements.

                            ---------------------
                            JASON INCORPORATED 18
                            ---------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS



(in thousands)                                                                                     FOR THE YEAR ENDED
------------------------------------------------------------------------------------------------------------------------------
                                                                                        DECEMBER 27   DECEMBER 29  DECEMBER 30
------------------------------------------------------------------------------------------------------------------------------
                                                                                          1996           1995         1994
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ...........................................................................  $   8,866      $  11,531   $  11,115
  Adjustments to reconcile net income to net cash provided by operating activities:
    Cumulative effect of change in accounting principle ..............................         --             --         212
    Depreciation .....................................................................     11,775         12,145      10,049
    Amortization .....................................................................      5,472          6,056       4,922
    Equity in net income of affiliates ...............................................        (75)           (35)        (62)
    Deferred income taxes ............................................................        900           (530)       (951)
    (Gain) loss on sale of property, plant and equipment .............................        (91)           266          19
    Increase (decrease) in cash, excluding effects of acquisitions, due to changes in:
      Accounts receivable ............................................................     (5,353)        (2,325)     12,554
      Inventories ....................................................................       (642)          (567)     (2,115)
      Costs and earnings in excess of billings on uncompleted contracts ..............    (11,627)        (1,632)      2,012
      Income taxes receivable ........................................................     (2,250)            --          --
      Other current assets ...........................................................     (1,710)         2,369      (3,232)
      Other assets ...................................................................       (574)         4,163        (606)
      Accounts payable ...............................................................      2,088          2,812      (2,600)
      Accrued compensation and employee benefits .....................................       (669)          (612)      2,930
      Accrued warranty ...............................................................      1,145         (2,078)       (749)
      Accrued interest ...............................................................       (104)           153         403
      Accrued income taxes ...........................................................     (2,136)         1,657        (183)
      Billings in excess of costs and earnings on uncompleted contracts ..............        575         (5,213)      5,846
      Other liabilities ..............................................................      1,309            336         630
        Total adjustments ............................................................     (1,967)        16,965      29,079
Net cash provided by operating activities ............................................      6,899         28,496      40,194

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the sale of property, plant and equipment ............................        199            313         303
  Acquisition of property, plant and equipment .......................................    (17,683)       (15,959)    (14,408)
  Plant and equipment insurance proceeds .............................................         --             --       4,589
  Investment in joint ventures .......................................................        (72)            --        (150)
  Other, net .........................................................................         30             36         (76)
Net cash used for investing activities, excluding acquisitions .......................    (17,526)       (15,610)     (9,742)
Net cash (used) provided before financing activities, excluding acquisitions .........    (10,627)        12,886      30,452
Acquisition of net assets ............................................................       (231)       (45,536)    (25,891)
Net cash (used) provided before financing activities .................................    (10,858)       (32,650)      4,561

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from revolving loans ......................................................    129,270        131,988     122,602
  Repayments on revolving loans ......................................................   (114,090)      (132,013)   (161,563)
  Proceeds from convertible notes ....................................................         --         17,057          --
  Proceeds from issuance of senior secured notes .....................................         --         20,000      25,000
  Repayments of senior notes .........................................................     (2,000)        (2,000)     (2,000)
  Repayments of senior subordinated notes ............................................     (1,250)        (1,250)     (1,250)
  Repayments of other long-term debt .................................................       (136)          (591)     (2,476)
  Proceeds from common stock private placement .......................................         --             --      14,772
  Proceeds from issuance of common stock .............................................        152            280         386
Net cash provided by (used for) financing activities .................................     11,946         33,471      (4,529)
Net increase in cash and cash equivalents ............................................      1,088            821          32
  Cash and cash equivalents, beginning of year .......................................      1,890          1,069       1,037
  Cash and cash equivalents, end of year .............................................  $   2,978      $   1,890   $   1,069
Cash paid during the year for:
  Interest ...........................................................................  $   9,568      $   9,826   $   6,910
  Income taxes .......................................................................  $   9,068      $   7,183   $   8,489


The accompanying notes are an integral part of the financial statements.

                            ---------------------
                            JASON INCORPORATED 19
                            ---------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE ONE
--------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
--------------------------------------------

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of all wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.
     CASH AND CASH EQUIVALENTS -- For purposes of the Consolidated Statements of Cash Flows, the Company considers all investments with a maturity of three months or less at the time of purchase to be cash equivalents.
     FAIR VALUE OF FINANCIAL INSTRUMENTS -- The carrying amounts in the Consolidated Balance Sheets for cash and cash equivalents, accounts receivable, accounts payable and long-term debt instruments approximate their fair market value.
     INVENTORIES -- Inventories are stated at the lower of cost (first-in, first-out) or market.
     PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are stated at cost and are depreciated over estimated useful lives on a straight-line basis for financial reporting purposes and accelerated methods for income tax purposes. Leasehold improvements are amortized over the term of the respective leases using the straight-line method. Expenditures for maintenance and repairs are charged to operations as incurred. Renewals and betterments are capitalized.
     REVENUE RECOGNITION -- Sales are recorded at the time of shipment; however, within the Power Generation segment, certain sales are recognized under percentage-of-completion methods of accounting.
     INTANGIBLE ASSETS -- Intangible assets are comprised of the following
(in thousands):

                                   DECEMBER 27    DECEMBER 29
-------------------------------------------------------------
                                      1996           1995
-------------------------------------------------------------
Goodwill .........................   $93,246        $92,571
Other intangible assets ..........    18,975         18,888
                                     112,221        111,459
Less--accumulated amortization ...   (22,345)       (17,288)
                                     $89,876        $94,171


     Other intangible assets include patents, computer software, engineering drawings, trademarks and covenants not-to-compete. Intangible assets are being amortized over their respective estimated useful lives ranging from 5-30 years. The Company reviews the carrying value of intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life of the intangible assets to the net carrying value of the intangible assets.

     DEFERRED FINANCING COSTS --Expenses associated with the issuance of debt instruments are capitalized by the Company and amortized over the respective terms of the debt instruments. Net deferred financing costs included in other assets at December 27, 1996 and December 29, 1995 were $957,000 and $1,322,000, respectively.
     EARNINGS PER SHARE -- Earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the period. On April 27, 1994, the Company declared a five for four common stock split. The effects of the common stock split are reflected in the share and earnings per share data for all periods presented. The weighted average number of common and common equivalent shares outstanding were 20,595,000 for 1996, 20,642,000 for 1995, and 20,590,000 for 1994.
     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE TWO
------------
ACQUISITIONS
------------

     Effective October 31, 1996, the Company acquired 51% of the stock of Suroflex GmbH ("Suroflex") for approximately $2.9 million, including cash of $2.7 million and acquisition costs. Suroflex is a German manufacturer of nonwoven insulation products for the automotive industry. In connection with this acquisition, the Company was provided a ten year option to purchase the remaining 49% interest in Suroflex for 4 million Deutsche Marks (approximately $2.6 million at December 27, 1996). The holders of the 49% interest were also provided the right to require the Company to purchase their 49% ownership interest but only if Suroflex were to achieve certain minimum future income levels. The required purchase price is dependent upon these future income levels but in no event will exceed the amount of the Company's purchase option.
     Effective January 3, 1995, the Company acquired the assets and business of Milsco Manufacturing ("Milsco") for approximately $45.5 million, including acquisition costs. Milsco is a manufacturer of seats for the motorcycle, construction, agricultural and lawn/turf care industries serving the motor vehicle products market.
     The aforementioned acquisitions have been accounted for using the purchase method and, accordingly, their operating results are included in the Company's consolidated financial statements since their respective acquisition dates. The purchase prices were allocated to the assets acquired and liabilities assumed based upon their estimated fair values. The purchase prices were allocated as follows (in thousands):

                            ---------------------
                            JASON INCORPORATED 20
                            ---------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                         SUROFLEX  MILSCO
----------------------------------------------------------
Working capital, excluding cash ......   $ 3,046  $ 4,939
Fixed assets .........................    16,436    8,371
Other assets .........................        --    1,561
Intangible assets ....................       261   30,952
Liabilities assumed ..................   (19,512)    (287)
                                         $45,231  $45,536


     The operating results of the Company as reported in the Consolidated Statements of Income for the years ended December 27, 1996 and December 29, 1995 would not differ significantly if the purchase of Suroflex had occurred at the beginning of 1995.

NOTE THREE
-------------------
ACCOUNTS RECEIVABLE
-------------------
     Accounts receivable consisted of the following (in thousands):

                                   DECEMBER 27               DECEMBER 29
------------------------------------------------------------------------
                                      1996                      1995
------------------------------------------------------------------------
Accounts receivable ..............   $63,531                   $57,536
Allowance for doubtful accounts ..    (2,048)                   (2,717)
                                     $61,483                   $54,819


NOTE FOUR
-----------
INVENTORIES
-----------
     Inventories consisted of the following (in thousands):

                                    DECEMBER 27              DECEMBER 29
------------------------------------------------------------------------
                                       1996                     1995
------------------------------------------------------------------------
Raw materials ....................   $18,588                   $18,134
Work-in-process ..................     4,898                     4,519
Finished goods ...................    14,353                    12,949
                                     $37,839                   $35,602


NOTE FIVE
-----------------------------
PROPERTY, PLANT AND EQUIPMENT
-----------------------------
     Property, plant and equipment consisted of the following (in thousands):

                                    DECEMBER 27              DECEMBER 29
------------------------------------------------------------------------
                                       1996                     1995
------------------------------------------------------------------------
Land and improvements ............  $  2,782                  $  1,997
Buildings and improvements .......    33,361                    18,881
Machinery and equipment ..........   117,020                    96,368
Construction in progress .........     4,894                     7,076
                                     158,057                   124,322
Less--accumulated depreciation ..    (66,624)                  (55,512)
                                    $ 91,433                  $ 68,810

NOTE SIX
------------------------
REVOLVING LOAN AGREEMENT
AND OTHER LONG-TERM DEBT
------------------------
     The revolving loan and other long-term debt consisted of the following (in thousands):

                                    DECEMBER 27              DECEMBER 29
------------------------------------------------------------------------
                                       1996                     1995
------------------------------------------------------------------------
Revolving loan .............         $42,190                   $27,010
------------------------------------------------------------------------
Convertible notes ..........         $17,057                   $17,057
Senior note--1995 .........           20,000                    20,000
Senior note--1994 .........           25,000                    25,000
Senior notes--1992 ........           16,000                    16,000
Senior notes--1989 ........               --                     2,000
Senior subordinated notes ..           5,000                     6,250
Suroflex notes .............          13,137                        --
Other ......................              --                       136
                                      96,194                    86,443
Less--current maturities ..           (3,917)                   (3,386)
Other long-term debt .......         $92,277                   $83,057


     The revolving loan facility provides for borrowings of up to $95 million at December 27, 1996. Maximum borrowings under the revolving loan facility decrease to $85 million on December 31, 1997, to $70 million on December 31, 1998 and to $50 million on December 31, 1999. Letters of credit outstanding ($17.4 million at December 27, 1996) on the Company's behalf reduce availability under the facility. Borrowings under the revolving loan agreement mature on December 31, 2000 and bear interest at either a floating rate based upon the bank's prime rate or a Eurodollar rate plus 1.0% (the average rate on outstanding borrowings was 7.4% at December 27, 1996). A commitment fee of
 .375% per annum on the unused portion of the revolving loan facility is payable on a quarterly basis.
     During 1995, in conjunction with the acquisition of Milsco (see Note 2), the Company issued $17,057,000 of convertible notes to the former Milsco shareholders. The notes bear interest at 7% payable quarterly. The principal portion of the notes are payable on January 3, 1999. At any time after January 31, 1996, and prior to payment in full of the principal amount of the notes, the holders may convert all or any portion of the outstanding notes into shares of the Company's $.10 par value common stock. The number of common shares to be received by the holder is obtained by dividing the outstanding principal balance of the notes on the date of conversion by the conversion price of $11.25 per common share.
     During 1995, the Company entered into a $20,000,000 senior note agreement with an insurance company. The senior note bears interest at 7.34% payable quarterly. The principal portion of the note is payable in seven equal annual installments of $2,857,143 commencing May 31, 1999. The note proceeds were used to reduce amounts outstanding under the revolving loan used to finance the Milsco acquisition (see Note 2).

                            ---------------------
                            JASON INCORPORATED 21
                            ---------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     During 1994, the Company entered into a $25,000,000 senior note agreement with an insurance company. The senior note bears interest at 7.72% payable quarterly. The principal portion of the note is payable in thirteen equal semi-annual installments of $1,923,077 commencing April 27, 1998. The note proceeds were used to reduce amounts outstanding under the revolving loan.
     During 1992, the Company entered into a $16,000,000 senior note agreement with two insurance companies. These senior notes bear interest at 7.65% payable semiannually. The notes are payable in six equal annual installments of $2,667,000 commencing December 1, 1997.
     As of December 27, 1996, the interest rate on the 1989 senior subordinated notes was 11.775%. The senior subordinated notes are payable in equal annual installments of $1,250,000 in October of each year with interest payable semiannually. Under the terms of these agreements, the interest rate decreases as the Company's leverage ratio decreases.
     The 1989 senior notes were payable in equal annual installments of $2,000,000 in October of each year with interest payable semiannually. The senior notes were paid in full in October, 1996.
     Long-term debt of $13.1 million, held principally by German banks, was outstanding at the time of the Company's acquisition of Suroflex (see Note 2). These obligations are not guaranteed by the Company and there is no requirement for the Company to repay these obligations in the event Suroflex would be unable to do so. In connection with the acquisition, the repayment terms were modified to eliminate principal repayments through 1999. Thereafter, annual payments will be required in an amount equal to the excess of 49% of the pretax income of Suroflex over interest paid on the aforementioned obligations. Amounts outstanding under the debt agreements bear interest at a weighted average interest rate of 5.52% and are secured by substantially all of the assets of Suroflex. Because of the uncertainty surrounding the repayment of these obligations in years 2000 and 2001, no amounts have been presented in the table of debt maturities summarized below.
     Future annual maturities of long-term debt, excluding the revolving loan and the Suroflex notes, are as follows (in thousands):

 1997 ........ $ 3,917
 1998 ........   7,764
 1999 ........  27,678
 2000 ........  10,621
 2001 ........   9,371
 Thereafter ..  23,706
               $83,057



     All of the Company's lending agreements contain restrictions, including limitations on dividends, capital expenditures, new indebtedness and disposition of assets. The agreements also contain various leverage, interest coverage, fixed charge coverage, working capital and net worth requirements, among others. The Company's revolving loan and other long-term debt is secured by substantially all Company assets.

NOTE SEVEN
-----------------
LEASE OBLIGATIONS
-----------------

     The Company leases machinery, transportation equipment, and office, warehouse and manufacturing facilities which expire at various dates.
     Future minimum lease payments under operating leases at December 27, 1996 are (in thousands):


 1997 .............................  $ 6,297
 1998 .............................    5,407
 1999 .............................    4,042
 2000 .............................    3,340
 2001 .............................    2,045
 Subsequent to 2001 ...............    2,044
 Total minimum lease payments .....  $23,175

    Total rental expense for all operating leases was as follows (in thousands):
 For the year ended
 December 27, 1996 ................  $ 6,667
 December 29, 1995 ................  $ 5,993
 December 30, 1994 ................  $ 5,810


NOTE EIGHT
--------------------
SHAREHOLDERS' EQUITY
--------------------

     COMMON STOCK -- The Company has authorized 30,000,000 shares of $.10 par value common stock of which 20,159,573 and 20,122,293 shares were issued and outstanding at December 27, 1996 and December 29, 1995, respectively.
     STOCK OPTION PLAN -- On April 16, 1987, the Company adopted a nonqualified stock option plan. The plan provides for the issuance of up to 2,687,500 shares of common stock to executives and other key employees. The option price generally equals the fair market value of the common shares on the day of the grant and an option's maximum term is ten years. Substantially all options granted vest ratably over a three-year period. Transactions and options outstanding under this plan, after restatement for the effects of the stock splits, were:

                                                   PRICE
                                      OPTIONS    PER SHARE
-------------------------------------------------------------
Outstanding at December 31, 1993 ..  1,137,268  $ 1.30-$10.20
 Granted ..........................    215,250  $ 8.16-$10.20
 Exercised ........................    (67,280) $ 1.30-$ 3.66
 Cancelled ........................     (9,375) $ 6.88-$10.20

Outstanding at December 30, 1994 ..  1,275,863  $ 1.30-$10.20
 Granted ..........................    238,750  $ 6.75-$ 8.50
 Exercised ........................    (44,868) $ 1.58-$ 6.40
 Cancelled ........................    (34,251) $ 6.40-$10.20

Outstanding at December 29, 1995 ..  1,435,494  $ 1.30-$10.20
 Granted ..........................    165,500  $ 6.50-$ 7.50
 Exercised ........................    (37,280) $ 1.29-$ 6.08
 Cancelled ........................     (6,500) $ 8.25-$10.20

Outstanding at December 27, 1996...  1,557,214  $ 1.30-$10.20

Exercisable at December 27, 1996...    910,214  $ 1.30-$10.20

                            ---------------------
                            JASON INCORPORATED 22
                            ---------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for options granted under the stock option plan. Had compensation cost been determined based on the fair value at the grant date for awards in 1995 and 1996 consistent with the provisions of SFAS No. 123, the Company's pro forma net income and earnings per share would have been as presented below (in thousands):

                                          FOR THE YEAR ENDED
-------------------------------------------------------------------
                                        DECEMBER 27  DECEMBER 29
-------------------------------------------------------------------
                                           1996         1995
-------------------------------------------------------------------
Net income -- as reported ............     $8,866      $11,531
Net income -- pro forma ..............      8,712       11,376
Net income per share -- as reported ..        .43          .56
Net income per share -- pro forma ....        .42          .55

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1996:

                    Expected stock price volatility   30.27%
                    Risk-free interest rate            6.31%
                    Expected life of options         7 years

     The weighted average exercise prices per share for options outstanding and exercisable at December 27, 1996 are $5.61 and $4.38, respectively. The weighted average contractual life of options outstanding at December 27, 1996 is 6.17 years. The weighted average fair value of options granted during 1996 is $3.05 per share.

NOTE NINE
------------
INCOME TAXES
------------

     The Company calculates its income tax provision in accordance with SFAS 109, "Accounting for Income Taxes." SFAS 109 is an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future consequences of differences between the financial reporting and tax bases of assets and liabilities.
     The Company's income before income taxes and cumulative effect of change in accounting principle consisted of the following (in thousands):

                          FOR THE YEAR ENDED
----------------------------------------------------------
             December 27     December 29   December 30
----------------------------------------------------------
                1996             1995         1994
----------------------------------------------------------
Domestic ..      $14,266      $19,127       $18,883
Foreign ...          268          435           439
                 $14,534      $19,562       $19,322


     The Company's provision for income taxes consisted of the following (in thousands):

                                          FOR THE YEAR ENDED
--------------------------------------------------------------------
                                 December 27 December 29 December 30
--------------------------------------------------------------------
                                     1996       1995        1994
--------------------------------------------------------------------
Current
  Federal .........................  $3,774     $6,802      $6,807
  State ...........................     900      1,600       1,400
  Foreign .........................      94        159          75
                                      4,768      8,561       8,282
Deferred
  Federal .........................     700       (400)       (247)
  State ...........................     200       (130)        (36)
  Foreign .........................      --         --          (4)
                                        900       (530)       (287)
                                     $5,668     $8,031      $7,995


     The reconciliation between the Federal statutory tax rate expressed as a percent of pre-tax income and the effective tax rate is as follows:

                                 FOR THE YEAR ENDED
--------------------------------------------------------------
                        December 27  December 29   December 30
--------------------------------------------------------------
                           1996         1995          1994
--------------------------------------------------------------
Federal statutory
  tax rate ...........   35.0%       35.0%          35.0%
State income taxes,
  net of federal
  benefit ............    5.2         4.9            4.7
Nondeductible
  amortization of
  intangible assets ..    3.9         2.9            2.9
Foreign sales
  corporation benefit    (3.9)       (1.8)          (1.1)
Other ................   (1.2)         .1            (.1)
                         39.0%       41.1%          41.4%


     Deferred income taxes are provided for the temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. The Company's temporary differences which give rise to deferred tax assets and liabilities are as follows (in thousands):

                                              DECEMBER 27  DECEMBER 29
---------------------------------------------------------------------
                                                 1996         1995
---------------------------------------------------------------------
Deferred tax assets:
  Accrued expenses and reserves .........     $  4,416     $  4,994
  Postretirement and postemployment
    benefits ............................        2,308        2,320
  Employee benefits .....................        2,112        2,036
  Foreign operating loss carryforwards ..       12,450           --
  Other .................................        1,267        1,015
  Valuation allowance ...................      (12,450)          --
                                                10,103       10,365
Deferred tax liabilities:
  Property, plant and equipment .........       (7,942)      (8,084)
  Intangible assets .....................       (1,140)        (886)
  Other .................................       (1,770)      (1,412)
                                               (10,852)     (10,382)
Net deferred tax liability ..............     $   (749)    $    (17)

                            ---------------------
                            JASON INCORPORATED 23
                            ---------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The deferred tax asset valuation allowance is related entirely to certain of the Company's foreign operations, including German net operating loss carryforwards acquired in connection with the Suroflex transaction totaling approximately $25,900,000 and for which a valuation allowance was provided at the time of the acquisition. At December 27, 1996, the Company's foreign subsidiaries had approximately $27,900,000 in net operating losses available for carryforward; approximately $2,000,000 of such carryforwards expire at various times through 2001 while the remainder of these carryforwards are available for an unlimited period.

NOTE TEN
----------------------
EMPLOYEE BENEFIT PLANS
----------------------

     The Company maintains three defined benefit pension plans covering certain union employees at two of its divisions. Additionally, the Company maintains savings and profit sharing plans for the majority of employees not covered by union defined benefit plans.
        Net pension (benefit) expense for the defined benefit plans includes the following components (in thousands):

                                  FOR THE YEAR ENDED
---------------------------------------------------------------
                        December 27   December 29  December 30
---------------------------------------------------------------
                           1996          1995         1994
---------------------------------------------------------------
Service cost...........   $  20         $  97        $  75
Interest on projected
  benefit obligation...     277           274          246
Actual return on
  plan assets..........    (415)         (644)          39
Net amortization
  and deferral.........     112           375         (315)
Net pension
  (benefit) expense....   $  (6)        $ 102        $  45


     The funded status of the plans was as follows (in thousands):

                                                 FOR THE YEAR ENDED
------------------------------------------------------------------------
                                              DECEMBER 27   DECEMBER 29
------------------------------------------------------------------------
                                                 1996           1995
------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation ................   $3,795         $3,706

  Accumulated benefit obligation ...........   $3,836         $3,739

Projected benefit obligation ...............   $3,836         $3,739
Plan assets at fair value ..................    3,849          3,676

Assets (greater) less than projected
  benefit obligation .......................      (13)            63
Unrecognized net transition liability ......      (51)           (62)
Unrecognized net gain ......................      275            264
Additional minimum liability ...............       46             --

Accrued pension liability ..................   $  257         $  265


     The projected benefit obligation was determined using assumed discount rates ranging from 7.5% to 7.75% at December 27, 1996 and 7.0% to 7.75% at December 29, 1995, and an assumed long-term rate of return on plan assets ranging from 7.0% to 9.0% at December 27, 1996 and December 29, 1995. Plan assets consist principally of common stocks and government obligations.
     The Company also provides postretirement health care benefits and life insurance coverage to certain eligible employees at one of its divisions. The Company accounts for these benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". Under SFAS No. 106, the costs of retiree health care benefits and life insurance coverage are accrued over the employee service periods.
     The net postretirement benefit expense includes the following components (in thousands):

                                                  FOR THE YEAR ENDED
--------------------------------------------------------------------------
                                               DECEMBER 27    DECEMBER 29
--------------------------------------------------------------------------
                                                  1996           1995
--------------------------------------------------------------------------
Service cost for benefits earned
  during the year ...........................     $ 65           $ 64
Interest on accumulated postretirement
  benefit obligation ........................      395            398
Net postretirement benefit expense ..........     $460           $462


     Presently, the Company's postretirement benefit plans are not funded. The status of the Company's plans is as follows (in thousands):

                                                   FOR THE YEAR ENDED
----------------------------------------------------------------------------
                                               DECEMBER 27      DECEMBER 29
----------------------------------------------------------------------------
                                                 1996              1995
----------------------------------------------------------------------------
Actuarial present value of accumulated
postretirement benefit obligation:
  Retirees ..................................   $3,477           $3,786
  Other active plan participants ............    1,589            1,525
                                                 5,066            5,311
Unrecognized net gain .......................      665              349

Accrued postretirement benefit obligation ...   $5,731           $5,660

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.75% at December 27, 1996 and December 29, 1995. The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation were 8.0% and 6.0% for the hourly and salaried plans, respectively, at December 27, 1996 and 9.0% and 6.5% for the hourly and salaried plans, respectively, at December 29, 1995. It was assumed that these rates will decline to 1% over periods of 30 years and 25 years for the hourly and salaried plans at December 27, 1996 and December 29, 1995.
     The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, a one percentage-point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 27, 1996 by approximately $346,000 and would increase the net postretirement benefit expense for 1996 by approximately $40,000.
                            ---------------------
                            JASON INCORPORATED 24
                            ---------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Effective January 1, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits" which requires employers to account for the cost of providing certain benefits to former or inactive employees after employment but before retirement on an accrual basis.
     The Company's postemployment obligations consist primarily of disability benefits. Adoption of this standard resulted in a one time transition obligation charge of $353,000 ($212,000 or $.01 per share on an after tax basis). In accordance with the requirements of SFAS No. 112, the transition obligation was charged to 1994 income as a cumulative effect of a change in accounting principle.
     The Company maintains an incentive compensation plan which provides for incentive payments to certain employees upon the achievement of defined operating results. Incentive compensation expense totaled $2,277,000, $2,943,000 and $2,888,000 in 1996, 1995 and 1994, respectively. These amounts are included in accrued compensation and employee benefits in the accompanying balance sheets.

NOTE ELEVEN
--------------------------------------------------------------------------------
SEGMENT INFORMATION
--------------------------------------------------------------------------------

     Reference is made to pages 14 through 16 for segment financial data and an unaudited description and discussion of the Company's business segments.
     Power generation products include businesses which are designers and manufacturers of auxiliary equipment for gas turbine power plant installations. Sales to three major gas turbine manufacturers amounted to approximately 12% of the Company's consolidated sales in 1996 and 1995. Receivables outstanding with these customers represented approximately 13% and 10% of the Company's December 27, 1996 and December 29, 1995 accounts receivable balances, respectively.
     Motor vehicle products include businesses which are manufacturers of nonwoven fiber padding for the automotive industry and, beginning in 1995, seating products for motorcycles and a broad array of other mobile equipment (see Note 2). The four largest customers of this segment comprised approximately 16% and 15% of the Company's consolidated sales in 1996 and 1995, respectively. Receivables outstanding with these customers represented approximately 13% and 11% of the Company's accounts receivable balance at December 27, 1996 and December 29, 1995, respectively.
     Industrial products include businesses which are manufacturers of finishing products for industrial applications and of precision components for original equipment manufacturers throughout the world.
     The Company's export sales by geographic area are summarized below
(in thousands):

                                        FOR THE YEAR ENDED
  ---------------------------------------------------------------------------
                     December 27        December 29         December 30
  ---------------------------------------------------------------------------
                     1996               1995                1994
  ---------------------------------------------------------------------------
  Asia ............  $61,339             $42,474            $30,264
  Middle East .....    7,574               4,787              8,380
  Canada and Mexico   14,078               7,626             10,741
  Other ...........   13,782               8,065             11,666
                     $96,773             $62,952            $61,051


     Information regarding the Company's geographic areas is summarized below (in thousands). Amounts presented in the eliminations column represent sales between geographic areas primarily comprised of sales made by the Company's operations in the United States.



                                                                                   CANADA
                                                                                    AND
                                            UNITED STATES      EUROPE              MEXICO           ELIMINATIONS      TOTAL
------------------------------------------------------------------------------------------------------------------------------
Year Ended December 27, 1996
  Sales to unaffiliated customers          $425,399            $27,144              $6,121            ($15,258)       $443,406
  Operating income (loss)                    23,366                719               (158)                  --          23,927
  Identifiable assets                       285,678             34,082               3,366                  --         323,126
Year Ended December 29, 1995
  Sales to unaffiliated customers          $393,771            $10,761              $5,277            ($ 2,397)       $407,412
  Operating income (loss)                    29,117                629                (67)                  --          29,679
  Identifiable assets                       271,167              5,811               2,549                  --         279,527
Year Ended December 30, 1994
  Sales to unaffiliated customers          $348,141            $ 6,203              $6,862            ( $4,568)       $356,638
  Operating income                           26,126                 96                 621                  --          26,843
  Identifiable assets                       224,112              4,298               5,131                  --         233,541

------------------------------------------------------------------------------------------------------------------------------

                             ---------------------
                             JASON INCORPORATED 25
                             ---------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE TWELVE
-------------------------------------------------------------------------------
INTERIM FINANCIAL INFORMATION (UNAUDITED)
-------------------------------------------------------------------------------
        Summarized quarterly financial data for 1996 and 1995 are presented below (in thousands of dollars, except per share amounts):


                                                                                   QUARTER
--------------------------------------------------------------------------------------------------------------------------------
                                            FIRST               SECOND              THIRD               FOURTH             TOTAL
--------------------------------------------------------------------------------------------------------------------------------
1996
--------------------------------------------------------------------------------------------------------------------------------
Net sales ............................... $104,631            $111,034            $106,730            $121,011          $443,406
Gross profit ............................   21,458              23,114              21,322              19,960            85,854
Net income ..............................    2,609               2,866               2,270               1,121             8,866
Earnings per share ......................      .13                 .14                 .11                 .05               .43

                                                                                   QUARTER
--------------------------------------------------------------------------------------------------------------------------------
                                            FIRST               SECOND              THIRD               FOURTH             TOTAL
--------------------------------------------------------------------------------------------------------------------------------
1995
--------------------------------------------------------------------------------------------------------------------------------
Net sales ............................... $108,666            $107,233             $96,453             $95,060          $407,412
Gross profit ............................   23,912              23,409              19,003              21,900            88,224
Net income ..............................    3,416               3,463               1,406               3,246            11,531
Earnings per share (1) ..................      .17                 .17                 .07                 .16               .56


     (1) The sum of the quarterly earnings per share does not equal the total for the year due to rounding.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Jason Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Jason Incorporated and its subsidiaries at December 27, 1996 and December 29, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 10 to the consolidated financial statements, the Company changed its method of accounting for postemployment benefits effective January 1, 1994.


/s/ Price Waterhouse LLP
Milwaukee, Wisconsin

January 31, 1997


                         -----------------------------
                         JASON INCORPORATED         26
                         -----------------------------

SELECTED FINANCIAL DATA



OPERATING RESULTS
(in thousands except per share data)        December 27   December 29  December 30  December 31  December 25
------------------------------------------------------------------------------------------------------------
                                              1996          1995         1994         1993         1992
------------------------------------------------------------------------------------------------------------
Net sales ................................  $443,406      $407,412     $356,638     $235,397     $206,977
Cost of sales ............................   357,552       319,188      279,003      183,516      161,699
Gross profit .............................    85,854        88,224       77,635       51,881       45,278
Operating income .........................    23,927        29,679       26,843       17,690       13,929
Interest expense .........................    (9,624)       (9,932)      (7,313)      (3,901)      (3,788)
Fire insurance gain ......................        --            --           --        2,192           --
Other income (expense) ...................       231          (185)        (208)         (70)        (369)
Income before income taxes and cumulative
 effect of change in accounting
 principles ..............................    14,534        19,562       19,322       15,911        9,772
Income before cumulative effect of change
 in accounting principles ................     8,866        11,531       11,327        9,743        6,010
Net income ...............................  $  8,866      $ 11,531     $ 11,115     $  6,496     $  6,010
Earnings per share (1)
 Income before cumulative effect of change
   in accounting principles ..............  $    .43      $    .56     $    .55     $    .52     $    .32
 Net income ..............................  $    .43      $    .56     $    .54     $    .34     $    .32

BALANCE SHEET DATA
(in thousands)                              December 27   December 29  December 30  December 31  December 25
------------------------------------------------------------------------------------------------------------
                                              1996          1995         1994         1993         1992
------------------------------------------------------------------------------------------------------------
Total assets .............................  $323,126      $279,527     $233,541     $197,374     $111,953
Long-term debt ...........................  $134,467      $110,067     $ 76,422     $ 93,922     $ 36,346
Working capital ..........................  $ 66,037      $ 47,670     $ 35,136     $ 53,360     $ 30,174
Shareholders' equity .....................  $ 95,264      $ 86,218     $ 74,371     $ 48,174     $ 41,331


(1) See Note 1 of financial statements.
No cash dividends have been declared on the Company's common stock for the years presented.

                             ---------------------
                             JASON INCORPORATED 27
                             ---------------------

COMMON STOCK MARKET PRICES



--------------------------------
                    HIGH    LOW
--------------------------------
1995
--------------------------------
First Quarter ... $ 9 3/4 $7 3/4
Second Quarter ..  10 1/4  8
Third Quarter ...  11      7 3/8
Fourth Quarter ..   9      6
--------------------------------
1996
--------------------------------
First Quarter ... $ 7 1/2 $5 5/8
Second Quarter ..   8 1/2 $6 3/4
Third Quarter ...   8 3/4 $6 3/4
Fourth Quarter ..   8 1/4  6


As of February 17, 1997, there were 269 shareholders of record and approximately 1,500 beneficial shareholders.


                            ---------------------
                            JASON INCORPORATED 28
                            ---------------------